

THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM+#

* Licensed in NJ
\+ Licensed in NY
\# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA OVERNIGHT MAIL

October 25, 2007

Securities and Exchange Commission
SEC Headquarters
Division of Corporate Finance
Mail Stop # 3561
100 F Street, NE
Washington, DC 20549



RECD S.E.C.
OCT 26 2007
1086

RE: Rootlevel Holdings, Inc. – Form 1-A Filing

Division of Corporate Finance,

On behalf of our client, Rootlevel Holdings, Inc., please find enclosed for immediate filing pursuant to Regulation A, one (1) original and six (6) copies of the Issuer Registration Statement on Form 1-A.

Please acknowledge receipt of the enclosed by stamping the attached copy of this letter and returning the same to the undersigned in the enclosed, self-addressed stamped envelope.

If you have any questions or comments, please do not hesitate to contact me at (732) 530-9007.

Very truly yours,

The Sourlis Law Firm



Virginia K. Sourlis, Esq.

Enclosures